Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Patriot Bank Corp.

Commission File No.: 000-26744

The following is a summary description of benefits available to employees of Susquehanna Bancshares, Inc. (“Susquehanna”) to be distributed to employees of Patriot Bank Corp. (“Patriot”).

BENEFITS CHART

AND

BENEFITS

DESCRIPTIONS

BENEFITS CHART

REVISED 01/01/2004

BENEFIT	EXEMPT FULL-TIME Scheduled 30 hours per week	NON-EXEMPT FULL-TIME Scheduled 30 hours per week	NON-EXEMPT PART-TIME Regularly Scheduled for less than 30 hours per week
401 (k) Plan	X	X	X
Banking Services	X	X	X
Cash Balance Pension Plan	X	X	X
Early Retirement	X	X	X
Spousal Benefit	X	X	X
Dental Insurance	X	X
Tuition Aid	X	X	X
American Institute of Banking (AIB)	X	X	X
College Tuition	X	X	X
Seminars & Conventions	X	X	X
Employee Assistance Plan	X	X	X
Employee Stock Purchase Plan	X	X	X
Excused Absence – Paid	X	X	X
Bereavement	X	X	X
Holiday	X	X	X
Jury Duty	X	X	X
Excused Absence – Paid Time Off Policy (PTO)	X	X	X
Grant of Days Off for Sick, Personal & Vacation

Flexible Spending Accounts	X	X
Health Insurance	X	X
Dependent Coverage	X	X
Incentive Programs	X	X	X
Life Insurance	X	X
Basic	X	X
Optional	X	X
Accidental Death and Dismemberment	X	X
Loans – Preferred Rates	X	X	X
Long-Term Disability	X	X
Short-Term Disability	X	X
Merit Increases	X	X	X
Social Security	X	X	X
Travel Expenses	X	X	X
Unemployment Insurance	X	X	X
Vision Discount Program	X	X
Work/Life Resource & Referral Service	X	X	X
Workers’ Compensation	X	X	X

This booklet is an abbreviated summary of the benefits described herein. The specific terms and conditions of these benefits are set forth in the Summary Plan Description booklets and/or SBI’s personnel policies. Eligibility requirements for part time employees may differ and are defined in each benefit policy. SBI reserves the right to add, change, amend, and discontinue benefits, as it deems necessary for the operation and competitiveness of its business.

BENEFITS DESCRIPTIONS

401(k) PLAN

Full-time and Part-time Employees become eligible to join the plan after three months’ service (based on your Patriot Hire Date), with projected hours of 1,000 or more worked during the first year. Participation may begin at any time eligibility requirements are met. This means payroll deductions will begin at the earliest pay date after the Corporate Benefits Department receives the appropriate form. An enrollment form must be completed authorizing the percentage of salary deferral, and designating a beneficiary. An employee’s pre-tax payroll deductions will be taken from each pay. Your first 1% to 3% of contributions will be matched 100% by SBI after the first year of service. You are always fully vested in your own contributions to the plan; however, the company matching contributions vest at 100% after five years of 1,000 hours of service per year. The company match vests on a graded basis (20% for each year of service, up to 100% vested). Statements of your account balance and earnings will be provided quarterly. For further information concerning withdrawals, distributions, loans, tax advantages, etc., see the 401(k) Summary Plan Description. Also please check Web 1 for applicable enrollment/waiver, change and beneficiary designation forms.

In addition, plan participants age 50 and over may make extra contributions to the 401k plan (called “Catch-Up contributions), if they meet both of the following criteria:

•	Reach Age 50 at anytime during the plan year; and

•	Contribute the maximum allowable to the plan, determined by federal law ($13,000 is the maximum for 2004, subject to change each year)

The amount of the maximum Catch-Up contribution you may contribute each year is determined by federal law ($3,000 in 2004), and subject to change each year.

BANKING SERVICES

All Employees are entitled to one free checking account. This account can be either an individual or joint account and is not subject to minimum balance requirement service charges. There is no charge for standard check print or order. All except standard check orders will be charged the difference of the SBI’s cost. Interest bearing accounts are excluded from this benefit. Certified checks and stop payments associated with this employee account are offered at “no charge”.

All employees are entitled to purchase Cashier’s Checks, Money Orders and Traveler’s Checks free of service charges. There is a charge to employees for “double signature” traveler’s checks. All employees are entitled to one free “small-size” safe deposit box. If an employee elects a larger-size box, the cost difference will be billed to the employee annually.

CASH BALANCE PENSION PLAN

Full-time and Part-time Employees initially become eligible for automatic participation on January 1 of the year in which they reach age 21 and work at least 1,000 “hours of service.” Each “computation” year thereafter is the Plan year (or calendar year). 100% vesting occurs with 5 years of 1,000 hours of service based on your original hire date with Patriot. SBI makes a contribution to the plan for you each year in which you work at least 1000 hours. The amount of the contribution is based on a percentage of your annual wages that is determined using a combination of your attained age and service with SBI on January 1 of each plan year. The plan is a defined benefit plan, totally paid by the Company.

Early Retirement – is payable immediately to employees who have met both the age and service requirement of 55/15 when they leave the Company. Early retirement income may be paid at the time of retirement or deferred to any later date, up to age 65.

Normal Retirement – is paid to employees age 65, with 5 years of service upon termination of employment

Spousal Benefit (Pre-Retirement Surviving Spouse Benefit) – If an employee dies while in active employment and is vested in the Plan, a monthly pension benefit is payable to the employee’s spouse at what would have been the employee’s earliest retirement date. The amount of the benefit payable is dependent upon the employee’s years of service and age at death. The benefit is based on a 100% Joint & Survivor Annuity option.

SBI pays the full cost of this plan. See the Cash Balance Pension Plan Summary Plan Description for a more detailed explanation of benefits. Information regarding retirement benefits can be found on SBI’s Web 1.

DENTAL INSURANCE

Full-time Employees become eligible on the transition date of employment. Coverage begins on the date the employee becomes eligible. If the employee is not actively at work on that date, coverage will begin on the day the employee returns to work. The employee pays 100% of the premium for single or family coverage. Employees may elect to participate in a premium conversion plan and pay the premiums with pre-tax payroll deductions, in accordance with provisions of an IRS Section 125 plan.

Any plan included under a Section 125 allows changes, enrollments and cancellations under limited circumstances, once you are beyond the first 31 days of plan eligibility and outside of an annual open enrollment period.

The Consolidated Omnibus Budget Reconciliation Act of 1986 (COBRA) mandates that benefit plans must allow employees, spouses, and children to elect to continue coverage when plan coverage ends because of specified “qualifying events.” Continuation of coverage is not automatic and must be elected within the election period. For more information see your Summary Plan Description for a more detailed explanation of benefits. Forms and the plan certificate/booklet can be found on Web 1.

TUITION AID

PENNSYLVANIA BANKERS ASSOCIATION – PROFESSIONAL DEVELOPMENT NETWORK

Full-time and Part-time Employees become members of the Pennsylvania Bankers Association – Professional Development Network (formerly American Institute of Banking) upon employment by the Bank. SBI will cover the cost of approved courses taken and satisfactorily completed with a passing grade of “C”.

COLLEGE TUITION

Special educational circumstances must receive management review and approval. SBI will cover the cost of registration, books and tuition for full-time and part-time employees regularly scheduled 20 or more standard hours per week. To be eligible, employees must be satisfactorily employed for a period of 90 days. The course must be completed with a passing grade of “C” and a transcript/grade report must be submitted to the Human Resources Dept. within six weeks of course completion. However, reimbursement of the total prepaid tuition cost will be required if employment terminates prior to or within 12 months subsequent to completion of the course.

Employees are eligible for tuition aid of 6 to 12 credit hours (dependent upon their standard hours) in a twelve-month period if regularly scheduled for 20 or more hours per week.

Full-time employees may receive approval for undergraduate degree programs. Only under certain circumstances may graduate level courses be eligible for tuition aid. See the Policy Manual for further information.

SEMINARS & CONVENTIONS

SBI will cover the cost of job-related educational seminars and conventions for full-time and part-time employees who receive prior management approval to attend this type of educational function.

EMPLOYEE ASSISTANCE PROGRAM (EAP)

Full-time and Part-time Employees and their dependents are eligible for this program.

Our EAP deals with a wide range of human problems whether they are of physical illness, mental or emotional distress, finances, alcoholism, drug abuse, marital/family distress, legal problems or other difficulties that generally affect the entire family creating difficulties on the job and hardships at home.

Our EAP is designed to help employees and their families get assistance on a confidential, professional and humane basis – without jeopardizing the employee’s job.

Normally the decision to seek assistance is the responsibility of the employee and is done on a voluntary basis. Up to three counseling sessions per year are provided at no expense to the employee and each of his/her family members. An additional three sessions are provided for pre-retirement counseling to employees considering retirement within one to two years. Additional services may qualify for insurance coverage if appropriate or will otherwise be the employee’s responsibility. All discussions with the EAP provider are treated in confidence.

EMPLOYEE STOCK PURCHASE PLAN (ESPP)

Full-time and Part-time Employees who customarily work more than 20 hours per week become eligible to join the plan after one year of service. Participation may begin January 1 of each year after eligibility requirements are met. Participation may begin July 1 only for employees who first meet their eligibility requirements as of that date. Therefore employees with a combined year of Service with Patriot and SBI as of June 30, 2004 are eligible to participate July 1, 2004. An enrollment form must be completed authorizing the percentage of contributions elected. Contributions of 1% to 5% of base pay are made through payroll deduction. These deductions are taken on a post-tax basis. SBI stock is purchased at a discount at the end of a 6-month purchase period, June 30 or December 31. Purchased stock is held in a nominee account for the employee with all dividends applied towards purchase of additional shares of stock. Stock purchased through dividends is not purchased at a discount, but at the current market price of the stock. For further information concerning change elections, withdrawals, and discontinuance of contributions, see the Employee Stock Purchase Plan Summary Plan Description.

EXCUSED ABSENCES – PAID

BEREAVEMENT

Full-time and Part-time Employees are eligible to receive pay for funeral leave. To receive pay, an employee should normally be scheduled to work on the day(s) on which the time is requested.

Death of a member of the employee’s immediate family will be an authorized absence of three days, (or from the date of death through the day of the funeral). Immediate family will mean spouse, employee’s children, employee’s adopted or foster children, either of employee’s parents, employee’s brothers or sisters or parents-in-law.

One day’s absence, day of funeral, will be authorized for death of a member of the family other than those named in the above paragraph.

Other special situations will require permission from the employee’s manager and the Human Resources Department.

HOLIDAYS

The Human Resources Department, following approval by management, will publish a schedule of holidays to be observed during the calendar year each year.

Full-time and Part-time Employees are eligible to receive holiday pay.

To receive holiday pay, an employee should normally be scheduled, on a regularly scheduled rotation, to work on the day on which the holiday is observed. The employee is required to work his scheduled day before and after the holiday to receive holiday pay. Vacation, paid time off, personal and excused other time count as worked time. Sick time does not count as worked time. If the employee is not eligible to be paid for the holiday, due to not working their scheduled day before and after the holiday, the employee is required to use sick, vacation or personal time, if available, in place of holiday pay. If no other time is available then no pay will be granted for the holiday.

In the event that a holiday occurs within an employee’s scheduled vacation period (if on a regularly scheduled rotation, the holiday would normally have been a day scheduled for work), the employee will receive holiday pay in place of vacation pay.

In cases where an employee desires to observe a religious holiday which is not normally observed by the organization, the employee shall be granted time off for the holiday unless the employee’s absence from work would result in undue hardship on the conduct of the affiliate’s business. Personal, paid time off, or vacation time must be used for paid time off before time off without pay is permitted.

JURY DUTY

Full-time and Part-time Employees summoned for jury or court witness duty (not associated directly with the employee’s own case) will be excused from their work with the affiliate for the period required for the jury or court witness duty. The employee will be allowed pay for the time he/she is unable to work due to this duty. The allowed time by the affiliate will be in addition to the pay received by the employee for the duty.

PAID TIME OFF POLICY (PTO)

(effective January 1, 2004)

All eligible full-time employees hired on, and after, January 1, 2004, are automatically covered under this policy. Full-time employees hired prior to January 1, 2004 may choose this policy, or the grandfathered Vacation/Sick Leave/Personal Leave Policy. All part-time employees are automatically eligible for this policy as well. The amount of PTO to which an employee is entitled is shown on the matrix below. Part-time employees receive an adjusted schedule, based on the standard hours that they work. PTO may be utilized after 90 days of employment.

Length of Service
	Year of Hire	Less than 5 years	Greater than 5 years – but less than 15 years	Greater than 15 years – but less than 20 years	Greater than 20 years
Non-Exempt Employees	Pro-rated based on hire date	17 days	22 days	27 days	32 days
Exempt Employees		22 days	27 days	27 days	32 days
SBI Parent Senior Management and Affiliate Executive Management		27 days	27 days	32 days	32 days
SBI Executive/Corporate Management and Affiliate President		32 days	32 days	32 days	32 days

FLEXIBLE SPENDING ACCOUNTS (FSA)

Full-time Employees become eligible on the 31st day of employment with Patriot/SBI. Coverage begins on the date the employee becomes eligible. Elections and changes are not permitted after the enrollment period unless the employee incurs a qualified family status change. Flexible Spending Accounts, or FSAs, provide a tax-advantaged way for employees to pay for health and dependent care expenses not reimbursed by their health plan, allowing employees to save money on the cost of these goods and services. There are two separate FSAs: Health Care expenses and Dependent Care expenses (known as a “DCAP”). Employees can participate in either one or both of these accounts. The plan minimum is $130 and the plan maximum for Dependent Care is $5,000 and for Health Care is $2,500. Claim reimbursements are processed weekly and are sent to employees’ homes via check or directly deposited to the employees’ designated bank account. Effective As of January 1, 2004, FSAa debit cards will becard is available to covered employees to obtain reimbursement for eligible expensesreimbursements at the point of service.purchase. In addition, eligible over-the-counter (OTC) drugs will also be reimbursed prescriptions are reimbursable under the medical FSA. Various FSAFSA election and claim forms are located on SBI’s Web 1.

HEALTH INSURANCE

Full-time Employees become eligible on the 31st day of employment with SBI/Patriot. Coverage begins on the date the employee becomes eligible. If the employee is not actively at work on that date, coverage will begin on the day the employee returns to work. An employee may elect to participate in one of three options under a PPO plan. These three options provide a choice of varying levels of coverage, with premiums coinciding with such coverage. The High Option (100%/80%), Standard Option ((90%/70%), and Basic Option (80%/60%) are described in more detail in the Summary Plan Descriptions. The employee and SBI share the cost of single and dependent coverage, with the employee’s share payroll deducted. Employees may elect to participate in a premium conversion plan and pay the employee share of premiums with pre-tax payroll deductions.

The Consolidated Omnibus Budget Reconciliation Act of 1986 (COBRA) mandates that medical benefit plans must allow employees, spouses, and children to elect to continue medical coverage when plan coverage ends because of specified “qualifying events.” Continuation of coverage is not automatic and must be elected within the election period. For more information see your Health Care Summary Plan Description (SPD) for a more detailed explanation of benefits. The SPD can be found on SBI’s Web 1, along with pertinent forms.

Note: The Dental, Health and FSA benefits above are covered under Section 125 (see Dental Insurance above). Any plan included under Section 125 allows changes, enrollments and cancellations under limited circumstances, once you are beyond the first 31 days of plan eligibility and outside of an annual open enrollment period.

INCENTIVE PROGRAMS

All Employees in the Nonretail Delivery System (VFAM, STIC officers, SBI Mortgage Officers and Executive Management are excluded) are eligible to participate in the SBI Corporate Referral Program. New employees are eligible to participate in the plan at the beginning of the first full month following hire. Employees will receive points for each referral (opened accounts, Invest referrals, STIC/VFAM referrals resulting in booked business) as outlined in the Corporate Referral Program document. One point is equal to one dollar. Employees must be performing at a minimum of Meets Expectations in normal job performance to be eligible to receive the semi-annual payments.

All Employees in the Retail Delivery System (VFAM, STIC officers, SBI Mortgage Officers and Executive Management are excluded) are eligible to participate in the SBI Retail Delivery Incentive Plan Program. New employees are eligible to participate in the plan at the beginning of the first full month following hire. Employees will receive points for each referral or product sold as outlined in the Retail Delivery Incentive Plan document. Three points are equal to one dollar. Employees must meet the established monthly minimums to qualify for the incentive payments and must be performing at a minimum of Meets Expectations to be eligible to receive the semi-annual payments.

LIFE INSURANCE

BASIC INSURANCE

Full-time employees become eligible on the 31st day of employment with Patriot/SBI. Coverage begins on the date the employee becomes eligible. If the employee is not actively at work on that date, coverage begins on the day the employee returns to work. Coverage is equal to two times basic annual earnings rounded to the next highest $1,000 (if not a multiple of $1,000). Basic annual earnings means regular pay, excluding overtime, bonuses or other forms of extra compensation. Commission is included for commissioned employees and is based on commissions paid in the prior year. The maximum coverage is $800,000. SBI pays the entire cost of this benefit. See the Summary Plan Description for more details.

OPTIONAL INSURANCE

Full-time employees become eligible to purchase optional life insurance coverage on the 31st day of employment with Patriot/SBI. Coverage is available in increments of 1X, 2X, 3X, or 4X basic annual earnings at group insurance rates, which are dependent on age. The maximum insurance coverage is $750,000. However, guaranteed insurance coverage, without providing evidence of insurability, is equal to the lesser of 3x your base annual earnings, or $250,000. In addition, you may elect life insurance in the amount of $10,000 for your spouse and $5,000 for each of your dependent children up to age 19, or age 25 if a full-time student. Coverage exceeding guaranteed limits, or late election is subject to insurance company approval. You pay the cost of this coverage. See the Summary Plan Description for a more detailed explanation of benefits.

ACCIDENTAL DEATH & DISMEMBERMENT (AD&D) INSURANCE

This benefit is in addition to Basic insurance and has the same eligibility requirements. It provides a benefit equal to 2X basic annual earnings rounded to the next higher $1,000 (if not a multiple of $1,000). The maximum benefit is $800,000. Therefore, if death results from an accident, the full amount of AD&D insurance would be paid to the beneficiary in addition to the Basic and Optional described above. The amount of AD&D benefit payable for losses resulting from accidental bodily injury will depend on the severity of the loss. SBI pays the entire cost of this benefit. See the Summary Plan Description for a more detailed explanation of benefits.

LOANS – PREFERRED RATES

Employees are eligible to obtain loans from SBI at a reduced rate. This applies to personal loans applied for by employees of bank and non-bank affiliates of Susquehanna Bancshares, Inc. The employee must be the borrower or co-borrower of the loan for the loan to be eligible for this program. The same credit standards that are required of any customer apply to employee borrowers.

Officers and employees (excluding Executive Officers – see Eligibility) are eligible for reduced rates of interest or discounts on certain loans, only if payments are drafted from an account or processed through the automated clearinghouse. The employee is not restricted to using an account at an SBI affiliate for loan repayment.

During a loan product promotion, the employee will have the option of either the employee loan program OR the loan rate advertised to the general public. Employees will not be permitted to combine any part of the employee loan program with any promotion or special offer.

LONG – TERM DISABILITY (LTD)

Full-time Employees become eligible on the 31st day of employment with Patriot/SBI. Coverage begins on the date the employee becomes eligible. If the employee is not actively at work or is disabled on that date, coverage begins on the day the employee returns to work. Benefits are payable after six months of total disability and, depending upon age when becoming disabled, may continue until age 65 or older according to the schedule as contained in the plan contract. The benefit is equal to 60% of basic monthly earnings to a maximum benefit of $10,000.00 a month. Basic monthly earnings means regular pay at the time of disability, excluding any overtime, bonuses or other forms of extra compensation. However, a monthly average of any commissions received during the prior full calendar year will be included. This benefit will be reduced by payments from primary Social Security benefits, Worker’s Compensation or any other employer sponsored or government plan excluding payment from retirement plans provided by the Bank. However, the benefit from this plan will not be less than $100 per month. Future increases to Social Security will not further reduce income from this plan. The Bank pays the entire cost of this benefit. See the Long-Term Disability Summary Plan Description for a more detailed explanation of benefits

SHORT TERM DISABILITY (STD)

Full-time Employees become eligible on the 31st day of employment with SBI/Patriot. Employees may elect to purchase STD coverage at group rates. Benefits are payable after seven days of disability. The benefit is equal to 60% of their weekly base pay with a maximum weekly benefit of $1300. Basic weekly earnings means regular pay at the time of disability, excluding any overtime, bonuses or other forms of extra compensation. However, a weekly average of any commissions received during the prior full calendar year will be included for commissioned employees. The minimum weekly benefit is $25. The employee pays the entire cost of this benefit.

MERIT INCREASES

A merit increase (adjustment to wage rate) is reflective of job performance as measured against the job functions’ standards. Employees will receive a performance appraisal, at least, annually. The performance appraisal is completed by the immediate supervisor, approved by the next management level and reviewed by the Human Resources Department. A performance appraisal session is scheduled with the employee and the purposes are as follows:

•	Communicate what is expected

•	Advise/review the authority the employee has in performing the job

•	Review minimum standards for acceptable performance

•	Explain aspects of the job that are being performed well

•	Discuss needed areas of improvement and recommend ways to accomplish improvement

•	Describe opportunities for future growth

All employees have the opportunity to review their written performance appraisals and attach any comments. If an employee does not agree with the performance appraisal, the employee has the right of appeal. The performance appraisal form is reviewed by appropriate management and sent to the Human Resources Dept. for inclusion in the employee’s file.

SOCIAL SECURITY

The Bank makes a dollar for dollar (100%) match of the Social Security tax that is deducted from an employee’s pay. The Bank pays half of the cost for all of the benefits the employee receives. Each year the taxes paid by the employee and Bank are based on the tax rate (percent of pay) in effect and the amount of earnings taxable. There is a limit on earnings that are taxed, which is called the maximum taxable amount. Social Security pays benefits when you retire, become disabled or die. Social Security also pays Medicare benefits.

TRAVEL EXPENSES

Employees will be reimbursed travel expenses incurred for job-related business and certain educational functions. Travel expenses include mileage, taxi, train or airplane fares, hotel accommodations, etc. To receive reimbursement of expenses, an Expense Report must be completed and include receipts of expenses. Certain travel situations may receive approval for an advance payment for anticipated expenses.

UNEMPLOYMENT INSURANCE

The affiliate pays a tax percentage of each employee’s earnings to provide for compensation in the event of unemployment. The affiliate pays the full cost for the unemployment compensation benefit that you would receive during your unemployment. Each year, taxes paid by the affiliate are based on the tax rate (percent of payroll) in effect and the amount of earnings base taxable.

VISION DISCOUNT PROGRAM

Full-time employees become eligible on the 31st day of employment with SBI/Patriot. Coverage begins on the date the employee becomes eligible. If the employee is not actively at work on that date, coverage begins on the day the employee returns to work. SBI pays the entire cost of this benefit.

WORK/LIFE RESOURCE AND REFERRAL SERVICE

All employees are eligible for this program.

SBI provides a work/life benefit service through Carebridge Corporation. Carebridge counselors provide employees and their family members with professional guidance and assistance in managing personal/family concerns related to child care, eldercare, parenting, children’s college education, continuing education, adoption, personal financial management, time management and relocation. Carebridge provides unlimited consultation and search to help employees find services employees need for their children, grandchildren, parents or grandparents. They also make available to employees, at no cost, helpful publications on work/family concerns.

This resource and information assistance is available at no cost to employees. All discussions with Carebridge counselors are treated in confidence. For a confidential discussion and assistance, call Carebridge at 1-800-437-0911, Monday thru Saturday.

WORKERS’ COMPENSATION

The affiliate provides insurance coverage for Worker’s Compensation on all employees. Coverage provides for medical expenses and lost wages incurred by job-related illness and injury. An employee who has incurred a job-related illness or injury should report the incident directly to his/her supervisor or next level supervisor (in the immediate supervisor’s absence) as soon as possible so that a confirmation and report can be made and directed to the Human Resources Dept. In the event of a job-related illness or injury, Worker’s Compensation coverage would be primary coverage over other coverage such as hospitalization coverage or sick pay. As long as the employee has available sick time, Worker’s Compensation benefits will be combined with sick time to provide 100% salary continuation. When sick time is exhausted, Worker’s Compensation will become the only coverage. The coordination of the sick pay and Worker’s Compensation will be on a delayed basis because sick pay is paid immediately and Worker’s Compensation is paid on a delayed basis (after the claim has been investigated and approved by the insurance company). This coordination may result in a delayed payroll adjustment. Combining the sick pay and Worker’s Compensation will not exceed 100% of the employee’s normal compensation. The affiliate pays the entire cost of this benefit.

Note: Various HR policies, forms and Benefits information are available for employees to view on SBI’s intranet, Web 1, under either “Forms” or “Procedures.” All benefit plans/policies are summarized in this description. Detailed and specific information may be found in the applicable Summary Plan Description (SPD) or Document. Where the SPD conflicts with the Plan Document, the Plan Document will govern.

Although it is the intent of SBI to continue to offer employee benefit plans, the Company reserves the right to change benefit programs at any time, up to and including termination of such programs.

Additional Information and Where to Find It

Susquehanna Bancshares and Patriot anticipate filing a Registration Statement on Form S-4 and joint proxy statement/prospectus with the Securities and Exchange Commission (the “Commission”) shortly. THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUSQUEHANNA BANCSHARES’ REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The final joint proxy/prospectus will be mailed to shareholders of Susquehanna and Patriot. Investors and shareholders will be able to obtain a free copy of such documents when they become available at the Commission’s web site at www.sec.gov, from Susquehanna Bancshares by directing a request to Susquehanna Bancshares Investor Relations at (717) 625-6217, or from Patriot by directing a request to Patriot Investor Relations at (610) 970-4623. Certain of these documents may also be accessed on Susquehanna Bancshares’ website at www.susqbanc.com when they become available.

Participants in Solicitation

Susquehanna, Patriot and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the participants and their interests in the solicitation may be found in the joint proxy statement/prospectus.